October 7, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On July 24, 2014, the Registrant, on behalf of its series, the Counterpoint Tactical Income Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on August 29, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  Please consider amending the Fees and Expense of the Fund fee table to remove line items where the fee or expense is "none" or "0.00%."  Or in the alternative, remove the parenthetical information related to these line items.

Response. The Registrant has removed parenthetical information except with respect to sales charges also being known as a load.  The Registrant believes, for the sake of clarity of presentation for prospective shareholders, the line items that state "none" or "0.00%," provide information that reduces any potential doubt as to any load or other fees.

Comment 2. Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response. The Registrant so confirms.

Comment 3. In “Principal Investment Strategies”, please indicate whether there are any maturity or duration targets for the high yield securities in which the Fund invests.

Response. The adviser has confirmed to the Registrant that there are no maturity or duration targets for the high yield securities in which the Fund invests.  The fourth sentence of the first paragraph in “Principal Investment Strategies” has been revised as follows:

 “The Fund invests in high yield instruments of any maturity or duration when the model determines that the market for high yield instruments is stable or trending upwards and either U.S. Treasuries or cash and cash equivalents when the model determines that the market for high yield instruments is trending downwards.”

Comment 4. The principal investment strategies indicate that the Fund will invest in derivatives.  Please confirm that the Funds considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 5. If the Fund will write credit default swaps, please confirm supplementally that the Fund will cover the full notional value of the securities.

Response.  The Adviser has confirmed to the Registrant that the Fund does not expect to write credit default swaps (only purchase them); however, if it does in the future, it will cover the full notional value of the securities.

Comment 6. In “Principal Investment Risks”, consider adding a risk related to investing in ETFs.

Response. The Registrant has already included a risk for investing in other investment companies, which include ETFs.

SAI:

Comment 7.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins